Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: October 6, 2014

The following is an announcement made by AMEC and posted on its website, www.amec.com, on October 6, 2014:

Publication of Combined Circular and Prospectus

The following combined circular and prospectus has been approved by the UK Listing Authority and is available for viewing:

Combined class 1 circular and prospectus dated 6 October 2014 (the “Prospectus”) prepared in connection with the acquisition of all of the issued and to be issued shares of Foster Wheeler AG by AMEC plc.

In compliance with Prospectus Rule 3.2.1R, the Prospectus will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

Enquiries to:

AMEC plc:	+ 44 (0)20 7429 7500
Julian Walker, Director of Communications
Rupert Green, Investor Relations

AMEC (LSE: AMEC) is a focused supplier of consultancy, engineering and project management services to its customers in the world’s oil and gas, mining, clean energy, environment and infrastructure markets. With annual revenues of some £4 billion, AMEC designs, delivers and maintains strategic and complex assets and employs around 27,000 people in about 40 countries worldwide. See amec.com.

IMPORTANT INFORMATION:

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.